Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on Thursday, June 24, 2010 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.     Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.     Re-election of each of Messrs. Michael Brunstein, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting;

3.     Approval and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability; and

4.     Approval of a biennial grant of options to Dr. Michael Brunstein, the Chairman of the Company’s Board of Directors.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The approval of each of Items I through IV requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on May 20, 2010 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items I through IV by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 5:00 p.m. (Israel time) on June 22, 2010). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 30, 2010.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Sunday, June 27, 2010, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-8-9387505 ext. 382).

By Order of the Board of Directors,

Dr. Michael Brunstein, Chairman of the Board of Directors of the Company Dated: May 26, 2010

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St., Ness Ziona
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2010

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on Thursday, June 24, 2010 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

        1.       To approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

        2.       To re-elect each of Messrs. Michael Brunstein, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting;

        3.       To approve and ratify of the Company’s purchase of insurance policies of directors’ and officers’ liability; and

4.       To approve a biennial grant of options to Dr. Michael Brunstein, the Chairman of the Company’s Board of Directors.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 20, 2010 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 12, 2010, the Company had 24,853,791 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 48 hours prior to the Meeting, that is on or before June 22, 2010 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors of the Company (the “Board of Directors”) recommends a “FOR”.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than May 30, 2010.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 26, 2010. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Sunday, June 27, 2010, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items I through IV requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM I: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER OF DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association of the Company, the Board of Directors (or a committee, if it is so authorized by the Board of Directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s Audit Committee and the Board of Directors, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2009 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 as filed with the Commission (the “Annual Report”).

Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

ITEM II: RE-ELECTION OF EACH OF MESSRS. MICHAEL BRUNSTEIN, ALON DUMANIS AND AVI COHEN AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to re-elect each of Messrs. Michael Brunstein, Alon Dumanis and Avi Cohen as a director to hold office until the close of the next annual general meeting.

The Company’s Amended and Restated Articles of Association provide that the number of members of the Board of Directors shall not be less than five (5) or more than nine (9) and shall include at least two external directors. Mr. Dan Falk and Ms. Naama Zeldis serve as the Company’s external directors. Mr. Dan Falk’s term expires in 2011 and Ms. Naama Zeldis term expires in 2012.

There are currently five directors serving on the Board of Directors who are not external directors, three of which are standing for reelection under this Item II.

It is proposed that each of the director nominees, standing for reelection, shall be reelected to hold office until the close of the next annual general meeting.

Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

Dr. Michael Brunstein (66) was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. At present, Dr. Brunstein serves as a board member of Ham-let Ltd., a company listed on the TASE. He is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Dr. Alon Dumanis (60) has served as a director of Nova since 2002. He is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of XSight System, Softlib, Clariton, DNR Imaging, and a member of the board of directors of Spectronix (TASE-SPCT) and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE-TDCM), a former member of the board of directors of El Al Israel Airlines (TASE-LY), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Avi Cohen (57) has served as a director of Nova since 2008. Mr. Cohen serves as President and Chief Executive Officer at Orbit Technologies, a public company traded on the TASE. Orbit is a leading designer, developer, and manufacturer of a wide range of advanced communication systems for the commercial and defense markets. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Each of the director nominees has notified the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.  At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect each of Messrs. Michael Brunstein, Alon Dumanis and Avi Cohen as directors of the Company to hold office until the close of the next annual general meeting.”

ITEM III: APPROVAL AND RATIFICATION OF THE COMPANY'S PURCHASE OF INSURANCE POLICIES OF DIRECTORS’ AND OFFICERS’ LIABILITY

In 2006, the Company obtained directors’ and officers’ liability insurance for the Company’s officers and directors for the period from November 1, 2006 until October 31, 2007 with coverage in an aggregate amount of $7,500,000. This directors and officers’ liability insurance was presented and approved and ratified at the 2007 annual general meeting pursuant to requirements of the Companies Law. Furthermore, at the 2007 annual general meeting, the Company’s shareholders authorized the Company to renew the directors and officers’ liability insurance policies, provided, that the aggregate annual premium to be paid by the Company will not exceed 2% of the aggregate coverage of the directors and officers’ insurance policies and the aggregate coverage of the directors and officers’ insurance policies will not exceed the greater of $10 million or 20% of the Company’s shareholder equity. Such resolution is valid until the termination of, and covers the purchase of, the directors and officers’ insurance policies purchased by the Company prior to the Meeting. In 2007 and 2008, the Company obtained directors’ and officers’ liability insurance for its officers and directors with coverage in an aggregate amount of $10,000,000. The annual premium paid by the Company with respect to the insurance policies obtained in 2007 and 2008 was $75,000 and $67,000, respectively.

In 2009, the Company obtained directors’ and officers’ liability insurance for its officers and directors with coverage in an aggregate amount of $10 million. This directors and officers’ liability insurance was reviewed and approved by the Company’s Audit Committee and the Board of Directors according to the resolution of the 2007 annual general meeting. The annual premium paid by the Company for the $10 million directors’ and officers’ liability insurance coverage was $62,000. In February 2010, in connection with the Company’s follow-on public offering, the Company obtained an excess layer to its current directors’ and officers’ liability insurance with coverage in an aggregate amount of $5 million (in addition to the aforementioned $10 million insurance coverage).  The premium paid by the Company for the $5 million excess layer of directors’ and officers’ insurance policy was $25,000. This excess layer of insurance coverage was reviewed and approved by the Company’s Audit Committee and the Board of Directors, and is subject to the approval of the Company’s shareholder’s at the Meeting.

It is proposed to approve the above mentioned Company’s purchase of excess layer insurance policy with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors.

It is also proposed to authorize the Company to renew in the future the D&O insurance policies, provided, that the aggregate annual premium to be paid by the Company will not exceed 1.5% of the aggregate coverage of the D&O insurance policies and the aggregate coverage of the D&O insurance policies will not exceed the greater of $25 million or 30% of the Company’s shareholder equity based on the most recent financial statements of the Company at the time of approval by the Company’s Audit Committee and the Board of Directors. The aggregate coverage amount under the D&O insurance policies and the annual premium to be paid for such coverage shall be determined prior to each renewal by the Company’s Audit Committee and the Board of Directors, which shall determine that the amounts are reasonable under the circumstances, taking into considerations market conditions. This resolution shall be valid and shall cover the future purchase of D&O insurance policies for any coverage period ending no later than December 31, 2015.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of excess layer insurance policy of $5 million with respect to director’s and officers’ liability, which terms have been approved by the Company’s Audit Committee and the Board of Directors, is hereby approved and ratified.”

“RESOLVED, FURTHER, that the Company’s future purchase of insurance policies with respect to director’s and officers’ liability for any coverage period ending no later than December 31, 2015, which terms shall be approved by the Company’s Audit Committee and the Board of Directors, in accordance with the framework presented to the shareholders and described above, is hereby approved.”

ITEM IV: APPROVAL OF A BIENNIAL GRANT OF OPTIONS TO DR. MICHAEL BRUNSTEIN, THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

On September 25, 2008, our shareholders approved: (i) an annual award of an option to purchase up to 10,000 Shares to be granted to Dr. Brunstein on the date of each annual general meeting at which Dr. Michael Brunstein is elected or reelected. The exercise price of each option is determined pursuant to the Company’s Equity Based Compensation Policy. The terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of the options currently granted to other directors on an annual basis; and (ii) a one-time additional award of an option to purchase up to 10,000 Shares granted to Dr. Brunstein on September 25, 2008. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

On December 16, 2009, the Company’s Audit Committee and Board of Directors approved a biennial award of an option to purchase up to 75,000 Shares to Dr. Michael Brunstein, during his term as the Chairman of the Board of Directors on the date of every other annual general meeting at which the Chairman of the Board of Directors is elected or reelected starting with the Meeting (and thereafter in 2012). The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy (i.e., shall be equal to the closing price of the Shares on Nasdaq at the date of the Meeting). 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date. Accordingly, each option shall fully vest and become exercisable at the 4th anniversary date of its grant date. The above grant shall be in addition to the previously approved annual award of an option to purchase 10,000 Shares. This addition to the compensation package of Dr. Michael Brunstein is subject to shareholder approval.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a biennial award of an option to purchase up to 75,000 Shares to Dr. Michael Brunstein, during his term as the Chairman of the Board of Directors on the date of every other annual general meeting at which the Chairman of the Board of Directors is elected or reelected starting with the Meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Michael Brunstein Chairman of the Board of Directors of the Company Dated: May 26, 2010